
October 22, 2009

<u>Via Facsimile and U.S. Mail</u>
Mr. Jay Knoll
Energy Conversion Devices, Inc.
2956 Waterview Drive
Rochester Hills, MI 48309-3484

      Re: **Energy Conversion Devices, Inc.**
              Schedule TO
              Filed on October 14, 2009
              File No. 005-33747

Dear Mr. Knoll:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

<u>Information Concerning Energy Conversion Devices, Inc., page 13</u>

<u>Financial Information, page 13</u>

1.   Please revise to include summary financial information as required by Item 1010 (c) of Regulation M-A. Please refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for further guidance.

2.   Based on the expiration date of November 10, 2009, it appears that updated financial
        information for the interim period ended September 30, 2009 will be filed on Form 10-Q
        prior to the expiration date and that Schedule TO will need to be amended to reflect such
        updated information. Please confirm that you will amend the Schedule TO to include the
        revised financial information. We refer you to Rule 13e-4(c) (3).

3.   The ratio of earnings to fixed charges does not appear to be disclosed for the relevant
        periods specified by Items 1010(a) and 1010(b) of Regulation M-A. Please revise your
        disclosure accordingly.

Conditions of the Offer, page 11

4.   Please refer to the last paragraph of this section relating to your failure to exercise any of
        the rights described in this section. Note that when a condition is triggered and you
        decide to proceed with the offer anyway, we believe that this constitutes a waiver of the
        triggered condition(s). Depending on the materiality of the waived condition and the
        number of days remaining in the offer, you may be required to extend the offer and re-
        circulate new disclosure to security holders. You may not, as this language seems to
        imply, simply fail to assert a triggered offer condition and thus effectively waive it
        without officially doing so. Please confirm your understanding in your response letter.

5.   Please see our comment above. When an offer condition is triggered by events that occur
        during the offer period and before the expiration of the offer, the company should inform
        holders of eligible RSUs how it intends to proceed promptly, rather than wait until the
        end of the offer period, unless the condition is one where satisfaction of the condition
        may be determined only upon expiration. Please confirm the company's understanding
        in your response letter.

Extension of Offer; Termination; Amendment, page 15

6.   Please refer to the language in the second paragraph of this section. Please note that you
        may not terminate or amend an offer by giving only oral notice to option holders. Please
        clarify your disclosure accordingly. Further, we remind you that a bidder should
        generally disseminate changes to the offer in the same manner as it disseminated the
        original offer. Please see generally, Rule 13e-4(e) and Release 34-43069 at Section II. C.

*   *   *

        Please amend your filing in response to these comments. Please electronically submit a
cover letter with your amendment that keys your responses to our comments. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Via facsimile (202) 778-5232
W. Andrew Jack, Esq.
Covington & Burling LLP